[Letterhead of Sutherland Asbill & Brennan LLP]

April 29, 2014

VIA EDGAR

Sheila Stout

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation

Post-Effective Amendment No. 2 to Registration Statement on Form N-2

File No. 333-175624

Dear Ms. Stout:

On behalf of Sierra Income Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 29, 2014, regarding Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (File No. 333-175624) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions will be included in the Company’s next post-effective amendment, which will be filed on or about April 29, 2014 to include annual audited financial statements of the Company as of and for the period ended December 31, 2013.

Prospectus

Fees and Expenses Table

1.	As currently disclosed in Footnote 1 to the table, the expenses are based on an assumption that the Company will sell a total to $200 million worth of its common stock in the following twelve months. Please provide support for this assumption, including amounts raised in recent months. Please also provide a representation that the Company believes such estimates to be realistic assumptions which are based on the current and anticipated fundraising efforts. In addition, to the extent that this assumption proves to be materially inaccurate, please undertake to update this section accordingly by way of a prospectus supplement.

Response: The Company advises the Staff on a supplemental basis that the assumption in Footnote 1 was based upon the Company’s actual sales of its common stock during the three months immediately prior to the date that the Registration Statement was filed, and then it annualized such amounts. The Company will update Footnote 1 in its next post-effective amendment to the Registration Statement by using the same method, but will make its projection based upon the actual sales of its common stock during the last six months, rather than three months.

2.	Please revise the assumption relating to anticipated fundraising during the next twelve months contained in Footnote 3 to be consistent with the assumption presented in Footnote 1. In addition, we note that once the Company raises $300 million in its public offering and one or more private offerings, the Company will be responsible for paying all future other organization and offering expenses incurred and will continue to reimburse SIC Advisors LLC (the “Adviser”) for any other organization and offering expenses that it previously incurred and for which it has not yet been reimbursed by the Company at a rate of 1.25% of the gross proceeds from the offering of shares of the Company’s common stock. It appears that the Company expects the $300 million threshold to be crossed during the next twelve months. Please revise the Fees and Expenses Table to reflect this.

Response: The Company will revise the assumption relating to anticipated fundraising in Footnote 3 to be consistent with the updated assumption, as discussed in Response No. 1. Furthermore, the Company will revise Footnote 3 and the Fees and Expenses Table to reflect the fact that the Company will be responsible for paying all future “other organization and offering expenses” incurred following the aggregate raise of $300 million, which is expected to occur within the following 12 months. In addition, the Company will continue to reimburse the Adviser for any “other organization and offering expenses” previously incurred and for which it has not yet been reimbursed by the Company at a rate of 1.25% of the gross proceeds from the offering of shares of the Company’s common stock.

3.	We refer to Footnote 3 that states as follows: “[a]ssuming an aggregate selling commission and a dealer manager fee of 9.75% of the gross offering proceeds, we would reimburse the dealer manager in an amount up to 0.25% of the gross offering proceeds. In the event the aggregate selling commission and dealer manager fees are less than 9.75% of the gross offering proceeds, we would reimburse the dealer manager for expenses in an amount greater than 0.25% of the gross offering proceeds.” Please revise the “Sales Load” line item to show the maximum amount that may be paid, or 10% of the gross offering proceeds, since it appears that the additional 0.25% will be reimbursed to the dealer manager.

Response: The Company advises the Staff on a supplemental basis that the 9.75% figure reflects the aggregate amount of the sales load paid directly by investors when they purchase shares of the Company’s stock. The additional 0.25% of gross offering proceeds is paid by the Company to the dealer manager as expenses are incurred by the dealer manager that are subject to reimbursement. Such reimbursements are ongoing expenses of the Company and are included under the “Other expenses” line item. The Company has revised the relevant footnote to the Fees and Expenses Table accordingly.

4.	As currently disclosed in the “Incentive fees (20% of investment income and capital gains)” line item, the percentage of net assets that constituted incentive fees was 0.00% based on the amount of incentive fees paid to the Adviser during the nine months ended September 30, 2013. The financial statements for this period, however, show that incentive fees were paid. Please explain this potential discrepancy.

Response: The Company advises the Staff on a supplemental basis that no incentive fees were paid during the nine months ended September 30, 2013. As disclosed in Note 7 of the Company’s financial statements, the Company accrued a “provisional capital gains incentive fee” in accordance with U.S. generally accepted accounting principles (“GAAP”). Under GAAP, the Company calculates capital gains incentive fees as if the Company had realized all assets at their fair values and liabilities at their settlement amounts as of the reporting date. GAAP requires that the capital gain incentive fee accrual assume the cumulative aggregate unrealized capital appreciation is realized, even though such unrealized capital appreciation is not payable under the Investment Advisory Agreement. There can be no assurance that such unrealized capital appreciation will be realized in the future and that the provisional capital gain incentive fee will become payable.

5.	Please confirm that the table on page 103 of the Prospectus that provides information regarding expense support payments incurred by the Adviser pursuant to the Expense Support and Reimbursement Agreement by and between the Company and the Adviser (the “Expense Support Agreement”) will be updated through December 31, 2013 in your next post-effective amendment.

Response: The Company hereby confirms that the table on page 103 of the Prospectus regarding expense support payments incurred by the Adviser pursuant to the Expense Support Agreement will be updated through December 31, 2013 in the next post-effective amendment to the Registration Statement.

Financial Statements

Consolidated Statements of Assets and Liabilities

6.	In future periodic reports filed with the Commission, please include a line item for “Commitments and Contingencies” in the Consolidated Statements of Assets and Liabilities, along with a reference directing the reader to the related footnote. We refer to Item 6-04.15 of Regulation S-X.

Response: The Company hereby confirms that it will add a line item for “Commitments and Contingencies” in the Consolidated Statements of Assets and Liabilities, along with a reference directing the reader to the related footnote in all future periodic reports filed with the Commission, beginning with the Form 10-K for the fiscal year ended December 31, 2013.

7.	We refer to the “Due from Affiliate” line item in the Consolidated Statements of Assets and Liabilities. Please provide us with a breakdown of what is included in this line item. We note that this value differs from what is included in the table on page F-28 that shows expense support payments made by the Adviser.

Response: The Company advises the Staff on a supplemental basis that the “Due from Affiliate” line item in the Consolidated Statements of Assets and Liabilities relates to the receivable from the Adviser relating to the Expense Support Agreement as of the respective balance sheet dates. With respect to the apparent discrepancy alluded to above, the distinction lies in the fact that the line item in the balance sheet relates to the net receivable balance from the Adviser. The table on page F-28, on the other hand, discloses the gross amounts payable by Adviser to the Company pursuant to the Expense Support Agreement. The difference represents the actual payments made by the Adviser to the Company.

Consolidated Statements of Operations

8.	We refer to the “provisional incentive fee” line item which, for the three months ended September 30, 2013, is a negative number. Please tell us why this amount is negative.

Response: The Company advises the Staff on a supplemental basis that, as noted in Response No. 4, it accrues a provisional capital gains incentive fee each quarter on a cumulative basis from inception, but adjusts any such previously accrued provisional capital gains incentive fee in subsequent periods to adjust for any realized capital gains/losses and any changes in unrealized capital appreciations/depreciation. Accordingly, the provisional incentive fee for the quarter ended September 30, 2013 is negative because the Company backed out certain amounts that were accrued in prior quarters as a result of changes in realized capital gains/losses and changes in unrealized capital appreciation/depreciation for the period.

9.	We refer to the “Organizational and offering costs reimbursed to an affiliate” line item. Please confirm, if true, that these amounts relate to O&O reimbursements made to the Adviser pursuant to the Investment Advisory Agreement.

Response: The Company hereby confirms that the “Organizational and offering costs reimbursed to an affiliate” line item relates to the O&O reimbursements made to the Adviser pursuant to the Investment Advisory Agreement.

Consolidated Statements of Changes in Net Assets

10.	In future periodic reports filed with the Commission, please include separate line items showing the realized gains/losses and unrealized appreciation/depreciation on investments held pursuant to the total return swap (“TRS”).

Response: The Company will add separate line items showing the realized gains/losses and unrealized appreciation/depreciation on investments held pursuant to the TRS in all future periodic reports filed with the Commission, beginning with the Form 10-K for the fiscal year ended December 31, 2013.

Consolidated Schedule of Investments

11.	We note that the Company holds debt investments in its portfolio that contain a payment-in-kind (“PIK”) interest component, but the PIK component is not identified in the schedule of investments. In future periodic reports filed with the Commission, please separately disclose the investments that have PIK and the portion of interest payable in PIK rather than cash.

Response: The Company advises the Staff on a supplemental basis that it no longer holds any debt investments that contain a PIK interest component. However, to the extent that the Company makes any investment that contains PIK, it hereby undertakes to separately disclose such investment, and also to disclose the portion of interest payable in PIK rather than cash, in all future periodic reports.

12.	We note that with loans that include a PIK interest component, the PIK portion may fluctuate based on various factors throughout the life of the investment. In future periodic reports filed with the Commission, please include disclosure identifying the maximum amount of PIK that may be paid for each investment that has a PIK interest component. In addition, please include disclosure that indicates that the amount of PIK presented represents the amount of PIK payable as of the date of the schedule of investments.

Response: The Company respectfully refers to the Staff to its response to Question No. 11. In future periodic reports filed with the Commission, the Company will include the disclosures requested by the Staff for investments that contain PIK.

13.	Please revise the format of the schedule of investments so that the investments are organized by “Type of Investment” so that all asset types are listed together or tell us why you believe your current format is appropriate and consistent with Regulation S-X.

Response: The Company respectfully advises the Staff on a supplemental basis that it believes that the format of the “Schedule of Investments” is consistent with the requirements of Article VI of Regulation S-X. In addition, the Company believes the current format of its “Schedule of Investments”, which organizes the investments in alphabetical order by company name, presents the clearest approach to disclosing its investment portfolio. As disclosed in the Prospectus, in connection with its debt investments, the Company may receive equity interests such as warrants or options as additional consideration. In that event, the Company believes that it would be confusing to repeat the names of the companies in which it invests to indicate an investment in a different security, which would be required if the schedule were organized by “Type of Investment”. By grouping the investments under the company name format, the Company can clearly identify every security of each individual investment that it holds.

14.	Under the line item entitled “Derivative Instrument – Long Exposure – Total return swap”, please identify the counterparty to the Company’s total return swap arrangement.

Response: The Company will add disclosure identifying the counterparty to the TRS in all future periodic reports filed with the Commission, beginning with the Form 10-K for the fiscal year ended December 31, 2013.

15.	Please include a footnote to the schedule of investments that discloses the total percentage of the Company’s portfolio that is deemed to be comprised of “non-qualifying assets” under Section 55 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Company will add a footnote to its Schedule of Investments that discloses the total percentage of the Company’s portfolio that is deemed to be comprised of “non-qualifying assets” under Section 55 of the 1940 Act in all future periodic reports filed with the Commission, beginning with the Form 10-K for the fiscal year ended December 31, 2013.

Note 5. Total Return Swap

16.	Please explain how the payment of management and incentive fees to the Adviser is impacted by the TRS. To the extent you are paying income or capital gains incentive fees to the Adviser on income or realized gains received from investments held pursuant to the TRS, please tell us whether you intend to seek stockholder approval to amend your investment advisory agreement to specifically reflect this arrangement.

Response: The Company advises the Staff on a supplemental basis that pursuant to its Investment Advisory Agreement, the base management fee is calculated at an annual rate of 1.75% of the Company’s gross assets, payable quarterly in arrears. For purposes of calculating the base management fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. With respect to the TRS, the Company includes in its calculation of “gross assets” the amount of any cash collateral required to be posted by Arbor Funding LLC (“Arbor”) plus any unrealized appreciation on the TRS.

With respect to income incentive fees, the Company has not paid any such incentive fees to date. However, to the extent any income incentive fees are earned, the Company believes that the payment of such fees is consistent with the terms of the Investment Advisory Agreement in its current form for the following reasons. The investments held through the TRS are entirely consistent with the investment objective and investment strategy of the Company and Section 1 of the Investment Advisory Agreement. Moreover, pursuant to the terms of the TRS, the underlying portfolio of assets subject to the TRS generally must be senior syndicated loans that are tradable in the over-the-counter market for institutional loans. In fact, a number of the portfolio companies that comprise the underlying portfolio of assets subject to the TRS are also portfolio companies in which the Company has made a direct investment. Consequently, there is no risk that the Company may use the TRS to invest in securities that are inconsistent with the investment objective and the investment strategy disclosed in the Prospectus.

The TRS is designed to provide the Company with a different structure through which it can gain additional exposure to the same types of investments that the Company seeks to invest in directly. While this is an off-balance sheet arrangement, the Company’s stockholders receive the benefit of any income related to the TRS as such income is recorded as a realized gain in the consolidated statement of operations. Pursuant to the terms of the Investment Advisory Agreement, the Adviser is entitled to an incentive fee on income “earned on “pre-incentive fee net investment income,” which shall be determined and payable in arrears as of the end of each calendar quarter.” “Pre-incentive fee net investment income” is defined as “interest income, dividend income and any other income accrued during the calendar quarter, minus operating expenses for the quarter[.]” (Emphasis added) If stockholders receive the benefit of income through the TRS, the Company believes that the Adviser should be permitted to receive income incentive fees, both as a contractual matter pursuant to the Investment Advisory Agreement, and as a matter of equity.

With respect to capital gains, however, the Company does not currently, and will not in the future, pay capital gains incentive fees on realized gains since it does not directly hold the TRS assets unless it receives stockholder approval to amend the Investment Advisory Agreement in a manner that allows such fees.

17.	We note that pursuant to the terms of the TRS, the Company’s wholly-owned financing subsidiary, Arbor, is required to pay a minimum usage fee in connection with the TRS of 1.3% on the amount equal to 85% of the average daily unused portion of the maximum amount permitted under the TRS. Please advise as to whether such minimum usage fee is a commitment fee, and whether such fee is included in the “Other Expenses” line item in the Fees and Expenses Table.

Response: The Company advises the Staff on a supplemental basis the minimum usage fee is not a commitment fee that should be included in the “Other Expenses” line of the Fees and Expenses Table. Any minimum usage fee incurred in connection with the TRS is netted against any income or capital gains that the Company would be entitled to under the TRS. As a result, the minimum usage fee would not appear as an expense on the Company’s income statement.

18.	In future periodic reports filed with the Commission, please explain what the columns “Par Amount”, “Initial Notional Amount” and “Current Notional Amount” mean in the table on page F-24 of the Registration Statement. In addition, please disclose the maturity date of the TRS.

Response: The Company will add disclosure that describes in greater detail the meanings of “Par Amount”, “Initial Notional Amount” and “Current Notional Amount” in the table on page F-24 of the Registration Statement in all future periodic reports filed with the Commission, beginning with the Form 10-K for the fiscal year ended December 31, 2013.

19.	Please advise the Staff as to how you are treating the assets underlying the TRS for purposes of complying with the asset coverage requirements under Section 61 of the 1940 Act.

Response: The Company advises the Staff on a supplemental basis that, as disclosed on page 158 of the Prospectus, for purposes of the asset coverage ratio test it treats the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Arbor under the TRS, as a senior security for the life of that instrument.

Financial Highlights

20.	For purposes of the net expenses ratio, please confirm that the total includes interest.

Response: The Company hereby confirms that its ratio of net expenses to average net assets includes, as part of its calculation, interest incurred by the Company.

General

21.	Please tell us how you calculate the Company’s compliance with the asset coverage requirements set forth in Section 61 of the 1940 Act in light of the TRS. Specifically, please tell us how you handle items such as the cash collateral for the TRS, accrued interest and accrued gains on TRS assets.

Response: The Company advises the Staff on a supplemental basis that for purposes of calculating the Company’s compliance with the asset coverage requirements, the TRS is treated as if it were consolidated by the Company. Any assets, accrued interest receivable and net unrealized gains or losses are included in “Net Assets” (the numerator.) As noted above in response 19, the outstanding notional amount of the TRS less the initial amount of cash collateral required to be posted by Arbor under the TRS is treated as a “Senior Security” (denominator.)

*     *     *

In connection with the submission of our responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc: Richard T. Allorto, Jr., Chief Financial Officer